SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
January 4, 2010
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

This Report on Form 6-K dated January 4, 2010, contains the notice of the Annual General Meeting of Infineon Technologies AG on February 11, 2010.

NOTICE OF
Annual General Meeting of Infineon Technologies AG on February 11, 2010
Would you like to receive future General Meeting documents by e-mail?
For further information and registration please visit www.infineon.com/agm.

Infineon Technologies AG
Neubiberg	Neubiberg,
January 2010
Dear Shareholders,
Notice is hereby given that the
Annual General Meeting of Infineon Technologies AG
will be held on February 11, 2010 at 10:00 a.m. at the ICM (International Congress Center Munich), which is located at Am Messesee 6, Messegelände, 81829 Munich, Germany.
Agenda
1.	Submission of the approved annual financial statements of Infineon Technologies AG and the approved consolidated financial statements, each as of September 30, 2009, of the combined management report for Infineon Technologies AG and the Infineon Group, including the explanatory report on the disclosures pursuant to Section 289 (4) and Section 315 (4) of the German Commercial Code (Handelsgesetzbuch), and of the report of the Supervisory Board for the fiscal year 2008/2009

The aforementioned documents are to be made available to the Annual General Meeting. Their content will be elucidated at the Annual General Meeting by the Management Board and, in the case of the report of the Supervisory Board, by the Chairman of the Supervisory Board. No resolution will be passed on this item on the Agenda.
2.	Compensation system for members of the Management Board

The Supervisory Board engaged an independent external compensation expert to review the existing Management Board compensation system and draw up proposals for a new one as soon as the German Act on the Appropriateness of Management Board Remuneration (Gesetz zur Angemessenheit der Vorstandsvergütung) and the parts of the revised German Corporate Governance Code relating to compensation came into force. This work is still ongoing, so it is not yet possible to propose a resolution on the new compensation system. The Management Board and the Supervisory Board believe it does not make sense to put forward any resolution in respect of the existing compensation system given the revision in progress. Shareholders will, however, have the opportunity to air their views on the Management Board compensation system.

The German Stock Corporation Act (Aktiengesetz) does not require a resolution on the compensation system for members of the Management Board, but the administration may call for a debate of the matter at the General Meeting. For these reasons no resolution will be passed in relation to this item on the Agenda.
3.	Approval of the acts of the members of the Management Board

The Supervisory Board and the Management Board propose that the acts of the members of the Management Board active during the fiscal year 2008/2009 be approved in relation to this period.

It is intended that the Annual General Meeting be allowed to decide on the approval of the acts of the members of the Management Board on an individual basis.

4.	Approval of the acts of the members of the Supervisory Board

The Supervisory Board and the Management Board propose that the acts of the members of the Supervisory Board active during the fiscal year 2008/2009 be approved in relation to this period.

It is intended that the Annual General Meeting be allowed to decide on the approval of the acts of the members of the Supervisory Board on an individual basis.
5.	Appointment of an auditor for the fiscal year 2009/2010

The Supervisory Board, concurring with the recommendation of its Investment, Finance and Audit Committee, proposes that the following resolution be passed:

KPMG AG Wirtschaftsprüfungsgesellschaft, Berlin, is appointed as auditor and Group auditor for the fiscal year 2009/2010 and as auditor for the auditors’ review of interim financial reports in relation to this period.
6.	Authorization to purchase and use own shares

German company law allows the possibility of a company being given special authorization to purchase its own shares. If this possibility is used, the General Meeting may also define specific potential uses of the shares purchased. The authorization granted to the Management Board by the last Annual General Meeting expires on August 11, 2010, and therefore needs to be renewed.

The Supervisory Board and the Management Board propose that the following resolution be passed:
(1)	Infineon Technologies AG (“the Company”) is authorized to purchase its own shares, within the statutory boundaries, in an aggregate amount not exceeding 10% of the share capital in existence at the time the resolution is passed. The Company may not use the authorization for the purposes of trading in its own shares.

The Company may use the authorization once or a number of times for one or a number of purposes and may in each case purchase any number of shares provided that the aforementioned maximum percentage is not exceeded. The authorization may also be used by dependent companies or companies in which the Company has a majority holding or by third parties acting for the Company itself or for dependent companies or companies in which the Company has a majority holding.

The Management Board decides whether own shares are purchased through the stock exchange (alternative a) below) or by means of a public offer to purchase addressed to all shareholders or a public invitation to submit offers for sale (referred to hereinafter collectively as a “public purchase offer” (alternative b) below).
a)	If shares are purchased through the stock exchange, the purchase price per share (excluding incidental costs) paid by the Company may not be more than 10% above or below the price established in the Xetra (or comparable successor system) opening auction on the trading day.

b)	If shares are purchased by means of a public purchase offer, a fixed purchase price or purchase price range may be specified. The purchase price per share paid by the Company (excluding incidental costs) in this case may not be more than 20% above or below the arithmetic mean of the closing prices of the share in Xetra trading (or a comparable successor system) on the fifth, the fourth and the third exchange trading day prior to the day of publication of the public purchase offer (“effective date”). If significant price changes occur after the effective date, the purchase price may be adjusted according to the calculation mentioned in sentence 2; in this case the relevant time frame is the fifth, the fourth and the third exchange trading day prior to the public announcement of any such adjustment. The volume of the purchase may be limited. If the total subscription for the public purchase offer exceeds this volume, the Company adopts a quota-based purchase approach. Provision may be made for a preferred acceptance of smaller quantities (up to 100 offered shares per shareholder). The public purchase offer may also provide for further terms and conditions.
(2)	The Company is authorized to sell shares in the Company purchased under this or prior authorizations via the stock exchange or by means of a public offer addressed to all shareholders, or to make use of them for the following purposes:
a)	The shares may be recalled without this recall or its implementation requiring any further resolution of the General Meeting. The Management Board may also decide in this connection that the share capital will not be affected by the recall and that the proportion of non-recalled shares in the share capital will be increased accordingly. The Management Board is authorized to amend the number of no par value shares indicated in the Articles of Association accordingly in this case.

b)	The shares may be offered and transferred to third parties in connection with company mergers or the acquisition of companies, parts of companies or participations in companies.

c)	The shares may be used to meet the Company’s obligations under bonds with warrants and convertible bonds issued or guaranteed by it in the past or in the future.

d)	The shares may be used to meet obligations under the “Infineon Technologies AG Stock Option Plan 2006” (“Stock Option Plan 2006”).

e)	The shares may be offered for acquisition and transferred to people who are employed by the Company or by a company affiliated with the Company.
The authorizations under Item (2) may be used once or a number of times, individually or together and in their maximum value or in fractions of their maximum value. Subscription rights of the shareholders with respect to the shares affected by these measures are excluded insofar as the shares concerned are used in accordance with the aforementioned authorizations under clauses b), c), d) or e).

(3)	This authorization will come into force on August 1, 2010 and remain in force until August 10, 2011. The authorization to purchase and use own shares approved by the Annual General Meeting of February 12, 2009 under Item 5 on the Agenda expires when the present authorization comes into force.
7.	Elections to the Supervisory Board

The Company’s Supervisory Board presently comprises 16 members, half of whom were elected by the employees and half by the shareholders. Owing to the fall in the number of people employed by Infineon Technologies AG and its group companies it has become necessary to reduce the Supervisory Board to twelve members. The corresponding notice process as defined in Section 97 (1) of the German Stock Corporation Act (Aktiengesetz) was concluded in August 2009 without any objection being raised. The term of office of the members of the Supervisory Board elected by the shareholders accordingly expires at the end of the Annual General Meeting on February 11, 2010. New elections to the Supervisory Board must consequently be held. The necessary elections to choose the employee representatives have already taken place.

The Supervisory Board, concurring with the recommendation of the Nomination Committee, proposes that
1.	Hans-Ulrich Holdenried, independent management consultant in Grünwald, resident in Grünwald,

2.	Prof. Dr. Renate Köcher, Managing Director of the Allensbach Institute (Institut für Demoskopie Allensbach GmbH), resident in Constance,

3.	Dr. Manfred Puffer, independent management consultant in Meerbusch, resident in Meerbusch,

4.	Prof. Dr. Doris Schmitt-Landsiedel, Head of the Institute for Technical Electronics at Technische Universität München (TUM), resident in Ottobrunn,

5.	Dr. Eckart Sünner, Chief Compliance Officer at BASF SE, resident in Neustadt,

6.	Prof. Dr.-Ing. Dr.-Ing. h.c. Klaus Wucherer, CEO of Dr. Klaus Wucherer Innovations- und Technologieberatung GmbH, Erlangen, resident in Winkelhaid, be elected to the Supervisory Board as representatives of the shareholders until the end of the Annual General Meeting that decides on the approval of the acts of the Supervisory Board during the fiscal year 2013/2014.

The new Supervisory Board to be elected is constituted in accordance with Sections 96 (1) and 101 (1) of the German Stock Corporation Act (Aktiengesetz) in conjunction with Section 7 (1) 1. of the German Codetermination Act (Mitbestimmungsgesetz) and Article 6 (1) of the Articles of Association. The Annual General Meeting is not bound to elect the candidates proposed.

Dr. Sünner has particularly strong credentials among the candidates for the Supervisory Board as an independent financial expert as described in Section 100 (5) of the German Stock Corporation Act (Aktiengesetz) on account of his many years of service on the audit committee of the supervisory board of a DAX corporation.
It is intended to conduct the elections to the Supervisory Board such that members are elected individually.
In accordance with the opinion of the Supervisory Board, Prof. Dr.-Ing. Dr.-Ing. h.c. Klaus Wucherer intends to stand as a candidate for the position of Chairman of the Supervisory Board.
8.	Cancellation of the 2007 and 2008 authorizations to issue bonds with warrants and/or convertible bonds and of the associated Conditional Capitals 2007 and 2008 and corresponding amendments to the Articles of Association
The Company exhausted the authorization granted by the 2009 Annual General Meeting under Item 10 on the Agenda when it issued the convertible bond in May 2009. The 2007 and 2008 authorizations, which exist alongside the 2009 authorization merely for legal reasons and as an alternative to it, can no longer be utilized due to the voluntary undertaking given by the Company at the time. The same applies in respect of the Conditional Capitals 2007 and 2008 approved in conjunction with these authorizations. It is therefore intended that the aforementioned authorizations and conditional capitals be cancelled.
The Management Board and the Supervisory Board propose that the following resolution be passed:
(1)	The authorizations to issue bonds with warrants and/or convertible bonds approved by the Annual General Meeting in 2007 (under Item 6 on the Agenda) and 2008 (under Item 6 on the Agenda) are cancelled.

(2)	The Conditional Capitals 2007 and 2008 are cancelled.

(3)	Section 4 (5) and Section 4 (8) of the Articles of Association are deleted. The numbering of the clauses following those deleted is updated accordingly.
9.	Reduction of the Conditional Capital 2002, simultaneous opening of the Conditional Capital 2002 to service conversion rights from the convertible bond issued in 2009 and corresponding amendments to the Articles of Association
According to Section 4 (7) of the Articles of Association as numbered prior to any pending numbering changes, the Conditional Capital 2002 in an amount of up to EUR 152,000,000.00 serves the purpose of granting shares to the holders of the convertible bond issued in June 2003 by Infineon Technologies Holding B.V. of the Netherlands, which is guaranteed by the Company. Primarily as a result of the redemption of parts of this convertible bond issue in the interim, not all of the Conditional Capital 2002 is now required for this purpose and its value can consequently be reduced. In addition, the Conditional Capital 2002 is to be opened up so that it can also be used to cover conversion rights from the convertible bond issued in May 2009.
The Supervisory Board and Management Board propose that the following resolution be passed:
a)	The Conditional Capital 2002 described in Section 4 (7) of the Articles of Association as numbered prior to any pending numbe-

ring changes is reduced to a sum of up to EUR 134,000,000.00, that is to say to an amount sufficient to issue up to 67,000,000 new no par value registered shares carrying a dividend right as of the beginning of the fiscal year in which they are issued. The conditional increase in capital serves the purpose of granting shares to the holders of the convertible bonds issued in June 2003 and May 2009 by Infineon Technologies Holding B.V. of the Netherlands, which are guaranteed by the Company. The conditional capital increase is to be effected only insofar as conversion rights from the convertible bonds are exercised or any conversion obligations under these bonds are fulfilled.

All other regulations pertaining to the Conditional Capital 2002 are unaffected.

b)	Sentences 1 to 3 of the existing Section 4 (7) of the Articles of Association are replaced with the following new text:

“(7) The share capital is conditionally increased by up to EUR 134,000,000.00 by issuing up to 67,000,000 new no par value registered shares carrying a dividend right as of the beginning of the fiscal year in which they are issued. The conditional increase in capital serves the purpose of granting shares to the holders of the convertible bonds issued in June 2003 and May 2009 by Infineon Technologies Holding B.V. of the Netherlands, which are guaranteed by the Company. The conditional capital increase is to be effected only insofar as conversion rights from the convertible bonds are exercised or any conversion obligations under these bonds are fulfilled.”

The existing Section 4 (7) sentence 4 of the Articles of Association is unaffected.
10.	Creation of a new Authorized Capital 2010/I and corresponding amendment to the Articles of Association
The Company has no remaining authorized capital available following the realization of the 2009 capital increase. It is therefore intended to create a new authorized capital (Authorized Capital 2010/I).
The Supervisory Board and the Management Board consequently propose that the following resolutions be passed:
(1)	The Management Board is authorized, with the approval of the Supervisory Board, to increase the share capital in the period until February 10, 2015 once or in partial amounts by a total of up to EUR 648,000,000.00 by issuing new no par value registered shares, carrying a dividend right as of the beginning of the fiscal year in which they are issued, against contributions in cash or in kind (Authorized Capital 2010/I).

Shareholders have subscription rights in principle in the event of capital increases against contributions in cash. The shares may also be subscribed to by a bank or syndicate of banks subject to the condition that they be offered for purchase to the existing shareholders. However the Management Board is authorized, with the approval of the Supervisory Board, to exclude the subscription rights of the shareholders
a)	in order to exclude fractional amounts from the subscription right,

b)	insofar as such action is necessary in order to grant holders of option or conversion rights from bonds with warrants and convertible bonds that have already been or will in future be issued by the Company or its subordinated group companies subscription rights to new shares in the extent to which they would be entitled after exercise of the option or conversion rights or after fulfillment of any conversion obligations,

c)	if the issue price of the new shares is not substantially lower than the stock exchange price and the shares issued with the subscription rights of the shareholders excluded pursuant to Section 186 (3) sentence 4 of the German Stock Corporation Act (Aktiengesetz) in aggregate do not exceed 10% of the share capital either at the time of this authorization becoming effective or at the time of its exercise. Shares that are to be issued or will be issued in future to service subscription rights from bonds with warrants or convertible bonds insofar as the bonds are issued on or after February 11, 2010 with the subscription rights of the shareholders excluded in analogous application of Section 186 (3) sentence 4 of the German Stock Corporation Act (Aktiengesetz) are to be included in this number. Also to be included in this number are shares that are issued on or after February 11, 2010 on the basis of an authorization to use own shares pursuant to Section 71 (1) 8. sentence 5 and Section 186 (3) sentence 4 of the German Stock Corporation Act (Aktiengesetz) with the subscription rights excluded.
The Management Board is additionally authorized, with the approval of the Supervisory Board, to exclude the subscription rights of the shareholders in relation to capital increases against contributions in kind.

Finally, the Management Board is authorized, with the approval of the Supervisory Board, to determine the further content of the rights attached to the shares and the terms of the share issue.

(2)	A new Paragraph 8 worded as follows is added to Section 4 of the Articles of Association (in the form following the entry of the amendments indicated in Item 8 on the Agenda):

“(8) The Management Board is authorized, with the approval of the Supervisory Board, to increase the share capital in the period until February 10, 2015 once or in partial amounts by a total of up to EUR 648,000,000.00 by issuing new no par value registered shares, carrying a dividend right as of the beginning of the fiscal year in which they are issued, against contributions in cash or in kind (Authorized Capital 2010/I).

Shareholders have subscription rights in principle in the event of capital increases against contributions in cash. The shares may also be subscribed to by a bank or syndicate of banks subject to the condition that they be offered for purchase to the shareholders. However the Management Board is authorized, with the approval of the Supervisory Board, to exclude the subscription rights of the shareholders
a)	in order to exclude fractional amounts from the subscription right,

b)	insofar as such action is necessary in order to grant holders of option or conversion rights from bonds with warrants and convertible bonds that have already been or will in future be issued by the Company or its subordinated group companies subscription rights to new shares in the extent to which they would be entitled after exercise of the option or conversion rights or after fulfillment of any conversion obligations,

c)	if the issue price of the new shares is not substantially lower than the stock exchange price and the shares issued with the subscription rights of the shareholders excluded pursuant to Section 186 (3) sentence 4 of the German Stock Corporation Act (Aktiengesetz) in aggregate do not exceed 10% of the share capital either at the time of this authorization becoming effective or at the time of its exercise. Shares that are to be issued or will be issued in future to service subscription rights from bonds with warrants or convertible bonds insofar as the bonds are issued on or after February 11, 2010 with the subscription rights of the shareholders excluded in analogous application of Section 186 (3) sentence 4 of the German Stock Corporation Act (Aktiengesetz) are to be included in this number. Also to be included in this number are shares that are issued on or after February 11, 2010 on the basis of an authorization to use own shares pursuant to Section 71 (1) 8. sentence 5 and Section 186 (3) sentence 4 of the German Stock Corporation Act (Aktiengesetz) with the subscription rights excluded.
The Management Board is additionally authorized, with the approval of the Supervisory Board, to exclude the subscription rights of the shareholders in relation to capital increases against contributions in kind. The Management Board is furthermore authorized, with the approval of the Supervisory Board, to determine the further content of the rights attached to the shares and the terms of the share issue.”

11.	Creation of a new Authorized Capital 2010/II to be used to issue shares to employees and corresponding amendment to the Articles of Association

The possibility of direct shareholding is becoming more and more prominent in the development of effective compensation systems for the employees of listed companies. We have had the option of issuing shares to employees of the Company and its group companies at times in the past and we wish to retain this option in future. Consequently we require a new authorized capital:

The Management Board and the Supervisory Board propose that the following resolution be passed:
(1)	The Management Board is authorized, with the approval of the Supervisory Board, to increase the share capital in the period until February 10, 2015 once or in partial amounts by a total of up to EUR 40,000,000.00 by issuing new no par value registered shares against contributions in cash for the purpose of issue to employees of the Company or its group companies (Authorized Capital 2010/II). The subscription rights of the shareholders are excluded in relation to these shares. The Management Board determines the further content of the rights attached to the shares and the terms of the share issue with the approval of the Supervisory Board.

(2)	A new Paragraph 9 worded as follows is added to Section 4 of the Articles of Association (in the form following the entry of the amendments indicated in Item 8 on the Agenda):

“(9) The Management Board is authorized, with the approval of the Supervisory Board, to increase the share capital in the period until February 10, 2015 once or in partial amounts by a total of up to EUR 40,000,000.00 by issuing new no par value registered shares against contributions in cash for the purpose of issue to employees of the Company or its group companies (Authorized Capital 2010/II). The subscription rights of the shareholders are excluded in relation to these shares. The Management Board determines the further content of the rights attached to the shares and the terms of the share issue with the approval of the Supervisory Board.”
12.	Introduction of the “Infineon Technologies AG Stock Option Plan 2010” for the issue of subscription rights for shares to managers and other key employees of Infineon Technologies AG and its group companies, creation of a Conditional Capital 2010/I and corresponding amendments to the Articles of Association
The Management Board and the Supervisory Board believe that the use of medium- and long-term remuneration components to encourage employees to remain with the Company is a necessary measure. The German Stock Corporation Act (Aktiengesetz) now also includes a corresponding requirement in relation to the compensation of members of the management board of listed companies. No more options can be issued under the existing stock option plan and it is therefore intended that a new plan with a longer waiting period and a more demanding exercise threshold be introduced to take its place.
The Management Board and the Supervisory Board propose that the following resolution be passed:
(1)	The principal features of the Infineon Technologies AG Stock Option Plan 2010 (“Stock Option Plan 2010”) are as follows:
a)	Groups of eligible beneficiaries

The Stock Option Plan 2010 provides for subscription rights for ordinary shares of Infineon Technologies AG (“subscription rights”) to be issued to (i) members of the Management Board of Infineon Technologies AG (“Infineon”), (ii) members of the senior management of Infineon group companies and (iii) other key employees of Infineon and Infineon group companies worldwide. The precise groups of eligible beneficiaries and the number of subscription rights will be defined by the Supervisory Board of Infineon where subscription rights are to be offered to the Management Board. The Management Board will define these parameters in all other cases, provided that the beneficiaries concerned are members of senior management or employees of group companies, but will do so in line with the group-wide principles for the Stock Option Plan 2010 as laid down by the Management Board and in consultation with the corporate bodies responsible in each case for the remuneration of the beneficiaries.

The total number of subscription rights issued across all groups over the lifetime of the stock option plan up to September 30, 2013 will be 12,000,000 (“total volume”). The subscription rights will be shared out as follows between the different eligible groups:
aa)	members of the Management Board of Infineon Technologies AG — a maximum of 1,950,000 subscription rights;

bb)	members of the senior management of Infineon group companies within and outside Germany — a maximum of 1,150,000 subscription rights;

cc)	other managers and key employees in the tiers below the Management Board of Infineon Technologies AG and the senior management of group companies within and outside Germany — a maximum of 8,900,000 subscription rights.
No more than 40% of the volume of subscription rights allocated to a particular group may be issued in one Infineon fiscal year.

b)	Timing of acquisition and purchase

Subscription rights may be allocated
•	up to 45 days after the day on which the results for the fiscal year ended are announced, or

•	in each case up to 45 days after the day on which the results for the first, second or third quarter of a current fiscal year are announced, but in any case no later than two weeks before the end of the quarter in which the subscription rights are allocated.

The day on which the subscription rights are allocated (“day of allocation”) should be the same across the whole of the group for the annual tranches and will be defined by the Supervisory Board where members of the Management Board are involved and by the Management Board in other cases. The day of allocation must be defined prior to the trading days whose prices will be used to calculate the exercise price.

c)	Lifetime of the subscription rights, waiting period and exercise periods

Subscription rights are valid for a period of seven years from the day of allocation, but are subject to a waiting period of at least four years from the day of allocation. Subscription rights can be exercised only in the time window (“exercise period”) between the end of the waiting period and the end of their lifetime.

Subscription rights may not be exercised during the period that starts two weeks before the end of each quarter and finishes at the end of the first day of stock exchange trading after publication of the corresponding quarterly results and during the period that starts two weeks before the end of the fiscal year and finishes at the end of the first day of stock exchange trading after publication of the results for the fiscal year ended (“closed periods”).

The holders of subscription rights must, furthermore, take note of the restrictions laid down in general legislation such as the German Securities Trading Act (Wertpapierhandelsgesetz).

d)	Other content of the subscription rights, performance target and exercise price
aa)	Content and performance targets
It is intended to provide the subscription rights with an absolute performance target and a relative performance target:
•	Absolute performance target

The first condition for the exercise of subscription rights is that the closing price of the ordinary share of Infineon Technologies AG (“Infineon share”) in Xetra trading or trading with a corresponding successor system on the Frankfurt stock exchange (“Infineon share price”) reaches or exceeds the exercise price on at least one trading day during the lifetime of the subscription right.

•	Relative performance target

The exercise of subscription rights is also conditional on the Infineon share price having progressed better than the “Philadelphia Semiconductor Index” (SOX). Initially the respective reference values (100%) for this purpose will be determined as the arithmetic means
(i)	of the Infineon share prices and

(ii)	the end-closing prices of the SOX
over the three-month period following the issue of the subscription rights. The Infineon share price must then exceed the SOX (end-closing price), as measured using the respective reference values, at least once on at least ten consecutive trading days in the period beginning one year after the issue of the subscription rights and lasting until the end of their lifetime. The aforementioned comparison must be made for each issue of subscription rights with the reference values updated accordingly.

If the SOX is discontinued or has its composition fundamentally altered during the lifetime of the stock option plan or of the subscription rights issued under it, it will be replaced by another index with the closest possible composition to the SOX as it was previously. If no such index exists, a new comparative index that includes as many as possible of the individual prices previously tracked in the SOX will be calculated by a bank appointed by Infineon in such a way as to reproduce the SOX as closely as possible.
If both performance targets are achieved, every subscription right may be exercised during its lifetime subject to the other rules of the plan.

bb)	Exercise price

The exercise price for an Infineon share when exercising a subscription right is 120% of the average of the opening prices of the Infineon share in Xetra trading on the Frankfurt stock exchange on the five trading days preceding the relevant day of allocation of the subscription rights. If the exercise price thus calculated is lower than the minimum issue price pursuant to Section 9 (1) of the German Stock Corporation Act (Aktiengesetz), the exercise price will be the minimum issue price instead.

cc)	Possibility of a cap

Where share options are granted to members of the Management Board of Infineon Technologies AG, the Supervisory Board must provide a means of limitation (cap) for use in response to extraordinary developments.
e)	Protection against dilution

If the share capital is increased from Company funds or reclassified during the lifetime of the subscription rights, Infineon Technologies AG will adjust the exercise price for each subscription right and/or the number of shares that can be purchased with each subscription right in accordance with the regulations of the Eurex Deutschland exchange applicable to the measure concerned unless an alternative calculation formula is provided for the purpose in the terms of the plan. The adjustment in every case is to be made in such a way that the total value of the subscription rights due to a beneficiary after the measure has been enacted will be the same as their previous value. Infineon will not make any adjustment if the corresponding changes have been made in any case due to the law or if they amount to less than 1% of the exercise price. The adjustment is made by the Supervisory Board of Infineon where members of the Management Board are involved and by the Management Board in all other cases.

If other comparable events or measures cause the commercial value of the subscription rights to change (such as, by way of example, a capital increase against contributions in cash or in kind), the Management Board decides whether any adjustment is to be made. If subscription rights held by members of the Management Board are also affected, the decision on any potential adjustment will be made by the Management Board and the Supervisory Board together. If an adjustment is made, the provisions described in the preceding paragraph will apply to it as appropriate.

f)	Issue to third parties; non-transferability

The subscription rights are non-transferable and can only be exercised by the beneficiary. Subscription rights may, however, be issued or passed on to such third parties as hold or manage them for the beneficiary on a fiduciary basis. The subscription rights can also be bequeathed to the beneficiary’s heir or heirs. The terms of the plan may stipulate that the exercise period during which the heir or heirs of the beneficiary may exercise the subscription rights is shortened compared to the regular exercise period for beneficiaries and calculated from the bequest. Subscription rights acquired in a bequest may in any case only be exercised once the waiting period has elapsed.

g)	Satisfaction of the subscription right

The beneficiary may be offered the choice of purchasing Infineon Technologies AG shares held by the Company or receiving a cash settlement in place of having Infineon Technologies AG shares issued from the Conditional Capital 2010/I to be created for the purpose.

The decision as to which alternative is offered to the beneficiary in each case is made by the Management Board in agreement with the Supervisory Board unless the beneficiary is a member of the Management Board, in which case the decision is made by the Supervisory Board alone. The Management Board and the Supervisory Board must reach their decision purely on the basis of what is best for the shareholders and the Company.

The cash settlement is equal to the difference between the exercise price and the closing price of the Infineon share in Xetra trading (or trading on a comparable successor system) on the day on which the subscription right is exercised.

h)	Other regulations

The rest of the details governing the granting and satisfaction of subscription rights are defined, together with the other terms of the plan, by the Supervisory Board of Infineon where members of the Management Board of Infineon are involved and by the Management Board where employees of Infineon are involved. The Management Board also lays down the principles that apply across the whole of the group for the Stock Option Plan 2010.

If members of the senior management or employees of group companies are offered subscription rights, additional details are defined in accordance with the group-wide principles for the Stock Option Plan 2010 by the Management Board of Infineon after consultation with the corporate bodies responsible for setting the remuneration of the beneficiaries in each case.

The other regulations specifically include:
•	the definition of the number of subscription rights for individual beneficiaries or groups of beneficiaries,

•	the definition of terms governing the implementation of the Stock Option Plan 2010,

•	the procedure for the granting and exercise of the subscription rights,

•	the definition of vesting periods beyond the minimum waiting period of four years, especially the definition of staggered vesting periods for specific part-quantities of subscription rights, and the modification of vesting periods within the law in exceptional cases such as a change in control of the Company,

•	the regulations on the management and exercise of subscription rights in exceptional cases such as arise, by way of example, when the beneficiary leaves Infineon or the group or dies or there is a change in control of the Company.
i)	Tax

All taxes and duties incurred when the subscription rights are allocated or exercised or when the shares acquired by exercise of the subscription rights are sold by the beneficiary will be paid by the beneficiary.

j)	Mandatory reporting

The Management Board and the Supervisory Board will report on the uptake of the Stock Option Plan 2010 and the subscription rights assigned to the beneficiaries every fiscal year in the annual report.
(2)	The share capital of the Company is conditionally increased by up to a nominal amount of EUR 24,000,000.00 by issuing up to 12,000,000 new no par value registered shares. The conditional increase in capital is effected only insofar as the holders of subscription rights issued in the period to September 30, 2013 under the “Infineon Technologies AG Stock Option Plan 2010” choose to exercise their subscription rights to Company shares and the Company does not provide a cash settlement or own shares to satisfy these subscription rights. The new shares have dividend rights from the start of the fiscal year of their issue (Conditional Capital 2010/I).

(3)	A new Paragraph 10 worded as follows is added to Section 4 of the Articles of Association (in the form following the entry of the amendments indicated in Item 8 on the Agenda):

“(10) The share capital of the Company is conditionally increased by up to a nominal amount of EUR 24,000,000.00 by issuing up to 12,000,000 new no par value registered shares. The conditional increase in capital is effected only insofar as the holders of subscription rights issued in the period to September 30, 2013 under the “Infineon Technologies AG Stock Option Plan 2010” choose to exercise their subscription rights to Company shares and the Company does not provide a cash settlement or own shares to satisfy these subscription rights. The new shares have dividend rights from the start of the fiscal year of their issue (Conditional Capital 2010/I).”
13.	Authorization to issue bonds with warrants and/or convertible bonds and at the same time creation of a Conditional Capital 2010/II and corresponding amendment to the Articles of Association
The Company exhausted the authorization granted to it by the 2009 Annual General Meeting when Infineon Technologies Holding B.V. of the Netherlands issued the convertible bond in May 2009. The conditions for the issue of this convertible bond were such that the similar issue authorizations granted by the Annual General Meeting in 2007 and 2008 can also no longer be used (see also Item 8 on the Agenda). The Company, however, believes that it is still necessary to be able to resort to convertible bonds and bonds with warrants as instruments for its financing. It is accordingly intended to obtain a new authorization to issue bonds with warrants and/or convertible bonds and a new Conditional Capital 2010/II to cover them in order to ensure that the Company retains the necessary flexibility for this method of raising capital.
The Supervisory Board and the Management Board accordingly propose that the following resolution be passed:
(1)	Authorization of the Management Board to issue bonds with warrants and/or convertible bonds
a)	Authorization period, nominal amount, number of shares

The Management Board is authorized, in the period until February 10, 2015, once or in partial amounts,
•	to issue bonds with warrants and/or convertible bonds in an aggregate nominal amount of up to EUR 2,000,000,000.00 (“bonds”) through the Company or through companies in which the Company directly or indirectly has a majority holding (“subordinated group companies”) and

•	to guarantee such bonds issued by subordinated group companies of the Company and to grant the holders of bonds option or conversion rights to in aggregate up to 130,000,000 no par value Company registered shares, representing a notional portion of the share capital of up to EUR 260,000,000.00, in accordance with the relevant terms of the bonds. The bonds may be denominated in Euro or in the legal currency of a member country of the OECD, in which case they are limited to the relevant equivalent value in Euro.

The individual issues may be divided into partial bonds, each of which conveys equal entitlement.

If convertible bonds are issued, the conversion rate is determined by dividing the nominal value of a partial bond by the defined conversion price for one Company ordinary registered share. The conversion rate is rounded to the fourth decimal place. The terms of the bonds may specify an additional payment in cash and provide for fractions that cannot be converted to be consolidated and/or settled in cash. If the nominal value of the bonds and the conversion price are indicated in different currencies, the last ECB reference rate available when the issue price of the bonds is finally set is used for the conversion.

b)	Subscription right, exclusion of the subscription right

The shareholders have a right in principle to subscribe to the bonds; the bonds may also be subscribed to by a bank or syndicate of banks subject to the condition that they be offered for subscription to the shareholders. The Management Board, however, is authorized, with the approval of the Supervisory Board, to exclude the subscription rights of the shareholders to the bonds,

•	if the issue price is not substantially lower than the theoretical market value of the bonds, as determined in accordance with accepted methods of financial mathematics; however this only applies insofar as the shares to be issued to service the option and/or conversion rights established on this basis in aggregate do not exceed 10% of the share capital either at the time of this authorization becoming effective or at the time of its exercise. That notional portion of the share capital that relates to shares issued or used between February 11, 2010 and the expiry of this authorization with the subscription rights of the shareholders excluded in direct or analogous application of Section 186 (3) sentence 4 of the German Stock Corporation Act (Aktiengesetz) is to be included in this amount. Also to be included in this number are the shares that have already been issued or can still be issued in future to service conversion or option rights insofar as the underlying bonds were issued during the lifetime of this authorization with the subscription rights of the shareholders excluded in analogous application of Section 186 (3) sentence 4 of the German Stock Corporation Act (Aktiengesetz);

•	in order to exclude fractional amounts resulting from a given subscription ratio from the subscription rights of the shareholders to the bonds or

•	insofar as such action is necessary in order to grant holders of option or conversion rights from bonds with warrants and convertible bonds that have already been or will in future be issued by the Company or its subordinated group companies subscription rights to that extent to which they would be entitled after exercise of their rights or after fulfillment of any conversion obligations.
c)	Option or conversion price, protection against dilution

The option or conversion price is to be calculated in accordance with the following principles.
aa)	Even if the following dilution protection regulations are applied, the option or conversion price must equal at least 90% of the average stock exchange price of the Company’s shares in the XETRA closing auction on the Frankfurt Stock Exchange (or a comparable successor system)
•	during the ten stock exchange days prior to the date of adoption of the resolution by the Management Board to issue the bonds, or

•	insofar as shareholders have subscription rights for the bonds, during the days on which subscription rights for the bonds are traded on the Frankfurt Stock Exchange, but excluding the last two stock exchange trading days for such subscription rights.

bb)	Without prejudice to Section 9 (1) of the German Stock Corporation Act (Aktiengesetz), the option or conversion price may be reduced pursuant to a dilution protection clause in accordance with the terms of the bonds if the Company increases its share capital before the end of the option or conversion period, honoring the subscription rights of the shareholders, or issues or guarantees further bonds and the holders of option rights or the creditors of convertible bonds are not granted subscription rights in this relation. The terms may also provide for a value-preserving adjustment of the option or conversion price or of the option or conversion rate in the event of other measures potentially leading to a dilution of the commercial value of the option or conversion rights.

cc)	In any event, the notional portion of the share capital attributable to the shares to be subscribed for each bond may not exceed the nominal value of the bond.
d)	Authorization to determine further details

The Management Board is authorized, in accordance with the aforementioned requirements, to determine the further details of the issue and features of the bonds and their terms alone or in agreement with the corporate bodies of the subordinated group company issuing the bonds. The further details and features that may be determined specifically include interest rate, issue price, term and denomination, creation of a conversion obligation, determination of an additional payment in cash, settlement or consolidation of fractional amounts, cash payment instead of delivery of shares, supply of existing shares rather than new shares, protection against dilution and option/conversion period.
(2)	Conditional capital increase

The share capital is conditionally increased by up to EUR 260,000,000.00 by issuing up to 130,000,000 new no par value registered shares carrying a dividend right as of the beginning of the fiscal year in which they are issued. The conditional capital increase serves the purpose of granting shares to the holders or creditors of bonds with warrants and/or convertible bonds issued by the Company or a subordinated group company against payment in cash on the basis of the authorization of the Annual General Meeting of February 11, 2010. The new shares are issued at the respective option/conversion price determined in accordance with the aforementioned authorization. The conditional capital increase is to be effected only insofar as option and/or conversion rights under the bonds are exercised or any conversion obligations under the bonds are fulfilled and insofar as no cash settlement is granted and no own shares are used for servicing. The Management Board is authorized to determine the further details of implementation of the conditional capital increase (Conditional Capital 2010/II).

(3)	Amendment to the Articles of Association

A new Paragraph 11 worded as follows is added to Section 4 of the Articles of Association (in the form following the entry of the amendments indicated in Item 8 on the Agenda):

“(11) The share capital is conditionally increased by up to EUR 260,000,000.00 by issuing up to 130,000,000 new no par value registered shares carrying a dividend right as of the beginning of the fiscal year in which they are issued. The conditional capital increase serves the purpose of granting shares to the holders or creditors of bonds with warrants and/or convertible bonds issued by the Company or a subordinated group company against payment in cash on the basis of the authorization of the Annual General Meeting of February 11, 2010. The conditional capital increase is to be effected only insofar as option and/ or conversion rights under the bonds are exercised or any conversion obligations under the bonds are fulfilled and insofar as no cash settlement is granted and no own shares are used for servicing. The Management Board is authorized to determine the further details of implementation of the conditional capital increase (Conditional Capital 2010/II).”
14.	Amendments to the Articles of Association

The German Act Implementing the Shareholders’ Rights Directive (Gesetz zur Umsetzung der Aktionärsrechterichtlinie) has substantially reformed the law of the general meeting. It is intended to bring the Company’s Articles of Association into line with the new position.
(1)	Registration/notice period

The German Act Implementing the Shareholders’ Rights Directive (Gesetz zur Umsetzung der Aktionärsrechterichtlinie) lays down a new method for determining mandatory periods including those for the calling of the general meeting (Section 123 (1) of the German Stock Corporation Act (Aktiengesetz)) and registration for the general meeting (Section 123 (2) of the German Stock Corporation Act (Aktiengesetz)). A separate regulation in the Articles of Association is thus superfluous.

The Supervisory Board and the Management Board propose that the following resolution be passed:

Section 13 (2) and Section 14 (3) of the Articles of Association are deleted.

(2)	Mail ballot

Section 118 (2) of the German Stock Corporation Act (Aktiengesetz) opens up the possibility of what is known as a mail ballot, which involves the casting of votes without the shareholder participating in the general meeting either in person or through a representative. The Company wishes to be able to make use of this option insofar as the necessary technical conditions are satisfied.

The Supervisory Board and the Management Board propose that the following resolution be passed:

Section 16 of the Articles of Association acquires a new paragraph (3):

“(3) The Management Board may extend to the shareholders the possibility of casting their votes in writing or using means of electronic communication without participating in the general meeting either in person or through a representative (mail ballot). The Management Board may also define the rules applying to any such procedure adopted. A statement announcing the availability of this option will be included in the document giving notice of the General Meeting.”

(3)	Online participation; online exercise of shareholders’ rights

Section 118 (1) of the German Stock Corporation Act (Aktiengesetz) opens up the possibility of participating in the General Meeting remotely, that is to say online. This includes the possibility of exercising all or individual shareholders’ rights online. The Company also wishes to be able to make use of this option insofar as the necessary technical conditions are satisfied.

The Supervisory Board and the Management Board propose that the following resolution be passed:

Section 14 of the Articles of Association acquires a new paragraph (2) and the existing text of Section 14 becomes paragraph (1):

“(2) The Management Board may extend to the shareholders the possibility of participating in the General Meeting without being present in person or represented and of exercising some or all of their rights entirely or in part using means of electronic communication. The Management Board may also define the rules applying to any such procedure adopted. A corresponding announcement will be included in the document giving notice of the General Meeting.”

(4)	Simplification of the procedures for granting, revoking and verifying a power of attorney

The German Act Implementing the Shareholders’ Rights Directive (Gesetz zur Umsetzung der Aktionärsrechterichtlinie) revises the possibilities for granting, revoking and verifying powers of attorney for participation in the general meeting and in particular the exercise of voting rights. The changes made open up some scope for a corresponding regulation in the Articles of Association.

The Supervisory Board and the Management Board propose that the following resolution be passed:

Section 16 paragraph (2) of the Articles of Association acquires new sentences 2 and 3. The existing sentences 2 and 3 are deleted:

“In areas not covered by Section 135 of the German Stock Corporation Act (Aktiengesetz), the power of attorney is granted and revoked and its granting is verified vis-à-vis the Company in text form as defined in Section 126 b of the German Civil Code (Bürgerliches Gesetzbuch) or by using an electronic method to be specified by the Company in the document giving notice of the General Meeting. If the shareholder grants a power of attorney to more than one person, the Company may reject one or more of these people.”

(5)	Broadcasting of the General Meeting

Section 15 paragraph (6) of the Articles of Association must be amended as a result of the new regulations on mail ballots ((2) above) and online participation ((3) above). The existing regulations on audio and video broadcasting of the General Meeting are to be defined in greater detail at the same time.

The Supervisory Board and the Management Board propose that the following resolution be passed:

Section 15 paragraph (6) of the Articles of Association is completely rewritten. It now reads:

“(6) If previously announced in the document giving notice of the General Meeting, the Chairperson of the meeting may permit video and/or audio broadcasting of the General Meeting in a manner specified by the Chairperson.”
15.	Approval of a domination and profit transfer agreement with Hitex Development Tools GmbH

The Supervisory Board and the Management Board propose that the following resolution be passed:

The domination and profit transfer agreement of November 19, 2009 (“agreement”) between Infineon Technologies AG (the controlling company — “Infineon”) and Hitex Development Tools GmbH (the controlled company — “Hitex GmbH”), which is registered in the commercial register of Mannheim Local Court under HRB 110209, is approved.

The principal elements of the agreement are as follows:
(1)	Hitex GmbH puts the management of its company under the control of Infineon. Infineon is accordingly authorized to issue instructions to the senior management of Hitex GmbH in relation to the management of the company. This authority to issue instructions notwithstanding, responsibility for managing and representing Hitex GmbH remains with the senior management of Hitex GmbH.
(2)	Hitex GmbH undertakes to transfer its entire profit to Infineon. The sum to be transferred is the annual net profit — subject to the creation or release of reserves pursuant to Item (3) — achieved prior to the profit transfer, minus a possible loss carryforward from the previous year and the sum not available for distribution pursuant to Section 268 (8) of the German Commercial Code (Handelsgesetzbuch). Section 301 of the German Stock Corporation Act (Aktiengesetz) — or a corresponding successor provision — as amended applies accordingly.

(3)	Hitex GmbH may, with the approval of Infineon, transfer amounts from the annual net profit to other revenue reserves pursuant to Section 272 (3) of the German Commercial Code (Handelsgesetzbuch) insofar as this is permitted under commercial law and is financially justified from the perspective of reasonable business administration principles. Other revenue reserves pursuant to Section 272 (3) of the German Commercial Code (Handelsgesetzbuch) created during the term of the agreement are to be released at the request of Infineon and used to offset any net loss for the year or transferred as profit. There will be no transfer of amounts released from other revenue reserves pursuant to Section 272 (3) of the German Commercial Code (Handelsgesetzbuch) created before the start of the agreement or of profit brought forward before the start of the agreement. Insofar as it is legally permissible to do so, amounts that have been or are in future transferred to capital reserves pursuant to Section 272 (2) 4. of the German Commercial Code (Handelsgesetzbuch) may be released and distributed outside the agreement.

(4)	Infineon must assume any loss in accordance with the provisions of Section 302 of the German Stock Corporation Act (Aktiengesetz) — or a corresponding successor provision — as amended.

(5)	The agreement only comes into force once it has been approved by the Shareholders’ Meeting of Hitex GmbH and the Annual General Meeting of Infineon and entered in the commercial register of Hitex GmbH.

(6)	The agreement applies in respect of Infineon’s right of management for Hitex GmbH defined in Item (1) for the period following the coming into force of the agreement and in addition, initially with retrospective effect, for the entire fiscal year of Hitex GmbH in which the agreement is entered in the commercial register of Hitex GmbH.

(7)	The agreement may be terminated by either of the parties to the agreement once at least five years have passed from the beginning of the fiscal year of Hitex GmbH in which the obligation to transfer profits or offset losses first applied. The intent to terminate the agreement must be announced in writing and a notice period of six months must be observed. If the agreement is not terminated, it will be extended for an indefinite period with the proviso that it may be terminated at the end of the fiscal year of Hitex GmbH subject to a period of notice of six months.
The Shareholders’ Meeting of Hitex GmbH approved the agreement on November 20, 2009 in notarized form. However the agreement must still be approved by the Annual General Meeting of Infineon and entered in the commercial register of Hitex GmbH in order to come into force.

All of the shares of Hitex GmbH are held directly by Infineon. The absence of any external shareholders means that Infineon does not have to pay any compensation pursuant to Section 304 of the German Stock Corporation Act (Aktiengesetz) or guarantee any settlement payments pursuant to Section 305 of the German Stock Corporation Act (Aktiengesetz).

A review of the agreement by a qualified auditor pursuant to Section 293 b of the German Stock Corporation Act (Aktiengesetz) is unnecessary for the same reason.

16.	Approval of a domination and profit transfer agreement with Infineon Technologies Mantel 21 GmbH

The Supervisory Board and the Management Board propose that the following resolution be passed:

The domination and profit transfer agreement of November 19, 2009 (“agreement”) between Infineon Technologies AG (the controlling company — “Infineon”) and Infineon Technologies Mantel 21 GmbH (the controlled company — “Mantel 21 GmbH”), which is registered in the commercial register of Munich Local Court under HRB 182248, is approved.

The principal elements of the agreement are as follows:
(1)	Mantel 21 GmbH puts the management of its company under the control of Infineon. Infineon is accordingly authorized to issue instructions to the senior management of Mantel 21 GmbH in relation to the management of the company. This authority to issue instructions notwithstanding, responsibility for managing and representing Mantel 21 GmbH remains with the senior management of Mantel 21 GmbH.

(2)	Mantel 21 GmbH undertakes to transfer its entire profit to Infineon. The sum to be transferred is the annual net profit — subject to the creation or release of reserves pursuant to Item (3) — achieved prior to the profit transfer, minus a possible loss carryforward from the previous year and the sum not available for distribution pursuant to Section 268 (8) of the German Commercial Code (Handelsgesetzbuch). Section 301 of the German Stock Corporation Act (Aktiengesetz) — or a corresponding successor provision — as amended applies accordingly.

(3)	Mantel 21 GmbH may, with the approval of Infineon, transfer amounts from the annual net profit to other revenue reserves pursuant to Section 272 (3) of the German Commercial Code (Handelsgesetzbuch) insofar as this is permitted under commercial law and is financially justified from the perspective of reasonable business administration principles. Other revenue reserves pursuant to Section 272 (3) of the German Commercial Code (Handelsgesetzbuch) created during the term of the agreement are to be released at the request of Infineon and used to offset any net loss for the year or transferred as profit. There will be no transfer of amounts released from other revenue reserves pursuant to Section 272 (3) of the German Commercial Code (Handelsgesetzbuch) created before the start of the agreement or of profit brought forward before the start of the agreement. Insofar as it is legally permissible to do so, amounts that have been or are in future transferred to capital reserves pursuant to Section 272 (2) 4. of the German Commercial Code (Handelsgesetzbuch) may be released and distributed outside the agreement.

(4)	Infineon must assume any loss in accordance with the provisions of Section 302 of the German Stock Corporation Act (Aktiengesetz) — or a corresponding successor provision — as amended.

(5)	The agreement only comes into force once it has been approved by the Shareholders’ Meeting of Mantel 21 GmbH and the Annual General Meeting of Infineon and entered in the commercial register of Mantel 21 GmbH.

(6)	The agreement applies in respect of Infineon AG’s right of management for Mantel 21 GmbH defined in Item (1) for the period following the coming into force of the agreement and in addition, initially with retrospective effect, for the entire fiscal year of Mantel 21 GmbH in which the agreement is entered in the commercial register of Mantel 21 GmbH.

(7)	The agreement may be terminated by either of the parties to the agreement once at least five years have passed from the beginning of the fiscal year of Mantel 21 GmbH in which the obligation to transfer profits or offset losses first applied. The intent to terminate the agreement must be announced in writing and a notice period of six months must be observed. If the agreement is not terminated, it will be extended for an indefinite period with the proviso that it may be terminated at the end of the fiscal year of Mantel 21 GmbH subject to a period of notice of six months.

The Shareholders’ Meeting of Mantel 21 GmbH approved the agreement on November 20, 2009 in notarized form. However the agreement must still be approved by the Annual General Meeting of Infineon and entered in the commercial register of Mantel 21 GmbH in order to come into force.

All of the shares of Mantel 21 GmbH are held directly by Infineon. The absence of any external shareholders means that Infineon does not have to pay any compensation pursuant to Section 304 of the German Stock Corporation Act (Aktiengesetz) or guarantee any settlement payments pursuant to Section 305 of the German Stock Corporation Act (Aktiengesetz).

A review of the agreement by a qualified auditor pursuant to Section 293 b of the German Stock Corporation Act (Aktiengesetz) is unnecessary for the same reason.
Reports of the Management Board
Report of the Management Board concerning Item 6 on the Agenda
The authorization to purchase and use own shares is intended to enable the Company to use the shares purchased for any legally permitted purpose. The shares purchased may be sold through the stock exchange or by means of a public offer to all shareholders, in both cases in accordance with the statutory principle of equal treatment, or recalled, in which case there are no such restrictions, or they may be used in particular for the following purposes:
•	as an acquisition currency in connection with company mergers or the acquisition of companies, parts of companies or participations in companies,

•	to service bonds with warrants and convertible bonds that are issued or guaranteed by the Company,

•	to meet obligations under the “Infineon Technologies AG Stock Option Plan 2006” (“Stock Option Plan 2006”), and

•	to be offered or transferred to people who are employed by the Company or by a company affiliated with the Company.
In light of the potential uses indicated for the own shares purchased, we consider the following points to be of principal significance:
•	Own shares as an acquisition currency

First of all we would like to be able to offer own shares in connection with company mergers and company acquisitions, as it can be advantageous in some cases not to make the entire purchase price available from an authorized capital. One of the advantages of using own shares can be to avoid the dilution effect typically associated with acquisitions completed using newly created shares.

•	Own shares to service bonds with warrants and convertible bonds

We also wish to be able to use own shares to service bonds with warrants and convertible bonds (“bonds”) that have already been or will in future be issued or guaranteed by the Company. Although there are conditional capitals of sufficient volume available for such bonds already issued by the Com-

pany, the terms of such bonds usually state that any conversion obligations may also be met using own shares. This option also harbors benefits in terms of enhanced flexibility. One of the advantages of using existing own shares for this purpose is that there is then no need to create new shares, so the dilution effect typically associated with capital increases when making use of conditional capital is avoided.

•	Own shares to meet obligations under the Stock Option Plan 2006

Furthermore we wish to be able to offer own shares to holders of subscription rights from the Stock Option Plan 2006. The Stock Option Plan 2006 approved by the Annual General Meeting of February 16, 2006 in relation to Item 6 on the Agenda can be serviced using the conditional capital available for this purpose, but also using own shares. The resolution proposed under Item 6 on the Agenda for this year’s Annual General Meeting is intended to facilitate servicing using own shares. The reasons for this are essentially the same as those explained under the previous item.

•	Own shares to be offered or transferred to employees

We additionally wish to be able to offer own shares for sale to or transfer own shares to employees of the Company or of companies affiliated with the Company. The use of own shares for this purpose is actually provided for in Section 71 (1) 2. of the German Stock Corporation Act (Aktiengesetz), but only with certain restrictions such as a maximum period for issue of one year. It may therefore be expedient also to use own shares that the Company has already purchased under the terms of an authorization pursuant to Section 71 (1) 8. of the German Stock Corporation Act (Aktiengesetz) as employee shares.
Subscription rights of the shareholders in respect of these shares must be excluded in all of the cases presented so that the shares can be used for the purposes described. The administration will examine in every case whether it is appropriate to use own shares of the Company for the measures indicated. When making their decision, the corporate bodies will be guided by the interests of the shareholders and of the Company and will carefully consider whether the exclusion is necessary in the interests of the Company. Only if these conditions are met will the measure be taken and the subscription rights of the shareholders excluded. The Management Board will report on aspects including the decision and the circumstances of the purchase in each case at the subsequent General Meeting as indicated in Section 71 (3) of the German Stock Corporation Act (Aktiengesetz).
Purchasing methods:
The resolution proposed provides two recognized methods of purchasing the shares: via the stock exchange and via a public purchase offer. Section 71 (1) No. 8 of the German Stock Corporation Act (Aktiengesetz) states that the method of purchasing via the stock exchange in itself satisfies the requirements of the principle of equal treatment. Any disadvantage to shareholders is similarly excluded in the case of a public purchase offer.

Report of the Management Board concerning Item 10 on the Agenda
The Management Board and the Supervisory Board are proposing to the Annual General Meeting the creation of a new Authorized Capital 2010/I totaling up to EUR 648,000,000.00. It is intended that this will be available for capital increases against contributions in cash or in kind.
Shareholders have subscription rights in principle if use is made of the Authorized Capital 2010/I. We do, however, want the Management Board to be authorized, with the approval of the Supervisory Board, to exclude from the subscription rights of the shareholders fractional amounts that arise as a result of the subscription ratio. This measure, which is intended merely to simplify processing, is common practice and is also justified technically, as the costs of trading subscription rights relating to fractional amounts are not at all proportionate to the benefits for shareholders and the fact that the exclusion is limited to fractional amounts means that the potential dilution effect is scarcely noticeable.
It is intended that it will also be possible, with the approval of the Supervisory Board, to exclude the subscription rights in relation to capital increases against contributions in kind. We have completed acquisitions using shares repeatedly in the past and we would like to retain the ability to acquire companies, parts of companies, participations, etc. in order to make us more competitive, improve our financial position and enhance our profitability. When our own financial resources are thin on the ground and external capital is hard to come by, shares from authorized capital often represent the only realistic consideration available for this purpose. The possibility of using own shares from authorized capital as an acquisition currency gives the Company the necessary breadth of options to exploit acquisition opportunities swiftly and flexibly. Acquisitions of the type envisaged are usually completed very quickly, so with Annual General Meetings taking place only once a year it is not generally possible to submit them for shareholder approval in the form of a resolution. The mandatory notice periods imposed by the law, moreover, mean that typically there is not even time to call an extraordinary general meeting in such cases. The best solution in such situations is an authorized capital that the Management Board can access, subject in every case to the approval of the Supervisory Board, at very short notice.
We would additionally like to be able to exclude the subscription rights of the shareholders in the event of capital increases against contributions in cash if the shares are issued at a value that is not substantially lower than the stock exchange price. This authorization will enable the Company to meet a potential need for capital even at very short notice as may be necessary in order to respond swiftly and flexibly to market opportunities. Excluding the subscription rights allows the Company to move rapidly and place shares at close to the stock exchange price (that is to say without the discount usually applied in issues covered by subscription rights). Capital increases against contributions in cash for which the subscription rights are excluded pursuant to Section 186 (3) sentence 4 German Stock Corporation Act (Aktiengesetz) may not exceed 10% of the existing share capital either at the time of the authorization becoming effective or at the time of its exercise. This takes account of the shareholders’ need for protection against dilution of their holding: the new shares are placed at a price close to the stock exchange price, so shareholders can maintain their proportionate stake by purchasing shares in the market under terms almost identical to those of the issue. Shares that are to be issued or will be issued in future to service subscription rights from bonds with warrants or convertible bonds insofar as the bonds are issued on or after February 11, 2010 with the subscription rights of the shareholders excluded in analogous application of Section 186 (3) sentence 4 of the German Stock Corporation Act (Aktiengesetz) are to be counted against this 10% figure. Also to be included in this number are shares that are issued on or after February 11, 2010 on the basis of an authorization to use own shares pursuant to Section 71 (1) 8. sentence 5 and Section 186 (3) sentence 4 of the German Stock Corporation Act (Aktiengesetz) with the subscription rights excluded. These limits too help to protect shareholders against dilution effects.
Finally, we would like the Management Board also to be able, with the approval of the Supervisory Board, to exclude the subscription rights of the shareholders insofar as such action is necessary in order to grant holders of option rights or creditors of convertible bonds that have already been or will in future be issued by the Company or its subordinated group companies subscription rights to new shares in the extent to which they would be entitled after exercise of the option or conversion rights or after fulfillment of any conversion obligations. This is intended to give the Company the ability to offer the holders of such bonds, which usually have a mechanism to protect against dilution in the case of capital measures, for example, proper compensation without having to adjust the option or conversion price. This authority to exclude the subscription rights of the shareholders thus ultimately serves to simplify the process of issuing bonds and is therefore very much in the interests of the Company and its shareholders.
Report of the Management Board concerning Item 11 on the Agenda
The possibility of direct shareholding is becoming more and more prominent in the development of effective compensation systems for the employees of listed companies. We have had the option of issuing shares to employees of the Company and its group companies at times in the past and we wish to retain this option in future. It is for this purpose that we propose the new authorized capital of up to EUR 40,000,000.00. The subscription rights of the shareholders must be excluded in relation to the issue of the shares to the beneficiaries.
Issuing employee shares helps to integrate employees into the Company and encourages them to take a more active role in ensuring its success. Employees who hold shares in the Company are also more likely to remain with the Company over the long term. Issuing employee shares is therefore very much in the interests of the Company and its shareholders.
We also wish to be able to set an issue price for employee shares that is below the stock exchange price at the time. Our intention here is that the total value of the concession extended to an employee through the discounted shares should in each case be proportionate to the employee’s remuneration and the expected benefit for the Company.

The Management Board will review each case carefully before deciding whether to make use of the authorization granted to it by the Annual General Meeting to proceed with a capital increase with the subscription rights of the shareholders excluded. This power will only be used if the Management Board and the Supervisory Board believe such a course of action to be in the interests of the Company and its shareholders.
Report of the Management Board concerning Item 13 on the Agenda
Bonds with warrants and convertible bonds (“bonds”) are an important source of finance for us. They enable the Company to obtain low-interest debt capital, which in some instances it may later retain in the form of equity. The conversion and option premiums realized, moreover, accrue to the Company. Our Company has already issued three convertible bonds, one in 2002, one in 2003 and one in 2009, on the basis of existing authorizations. One has already been paid off and one of the others, which matures in June 2010, has been partially redeemed. Case law and legislation have recently restored to companies the favorable option of issuing bonds on the basis of conditional capitals that specify only a minimum issue price (and not the definitive issue price required for a time). We accordingly wish to obtain an authorization to issue bonds with a flexible (minimum) option or conversion price that is essentially the same as the authorization approved by the 2009 Annual General Meeting and to create a new Conditional Capital 2010/II to service the option and conversion rights in the event this new authorization is utilized.
We would like this authorization similarly to permit bonds to be issued in the aggregate amount of up to EUR 2,000,000,000.00, and for there to be shares representing a notional portion of the share capital of up to EUR 260,000,000.00 — corresponding to up to 130,000,000 shares — available to service these bonds.
Our shareholders in principle have subscription rights to the bonds under the applicable statutory provisions. This enables them to invest their capital with the Company and at the same time maintain their proportionate stakes in the Company. We do, however, want the Management Board to be authorized to exclude the subscription rights in certain clearly defined circumstances as provided for under the law subject to the approval of the Supervisory Board:
•	First of all the Management Board is to be authorized to exclude the subscription rights in analogous application of Section 186 (3) sentence 4 of the German Stock Corporation Act (Aktiengesetz) with the approval of the Supervisory Board if the issue price of the bonds is not substantially lower than their theoretical market value as determined in accordance with accepted methods of financial mathematics (Section 221 (4) sentence 2 in conjunction with Section 186 (3) sentence 4 of the German Stock Corporation Act (Aktiengesetz)). Such exclusion of the subscription rights of the shareholders is necessary if a bond is to be placed at short notice in order to make use of a favorable market environment. The interests of the shareholders are preserved in that the bonds will never be issued at a price substantially lower than their market value, which means that the value of a subscription right is practically zero. This option is limited to bonds with rights to shares representing a notional portion of not more than 10% of the share capital. That notional portion of the share capital that relates to shares issued or used between February 11, 2010 and the expiry of this authorization with the subscription rights of the shareholders excluded in direct or analogous application of Section 186 (3) sentence 4 of the German Stock Corporation Act (Aktiengesetz) is to be included in this amount. Also to be included in this number are the shares that have already been issued or can still be issued in future to service conversion or option rights insofar as the bonds were issued during the term of this authorization with the subscription rights of the shareholders excluded in analogous application of Section 186 (3) sentence 4 of the German Stock Corporation Act (Aktiengesetz).

These two sums are included in the 10% figure in the interests of minimizing any dilution of the stake of the shareholders.

•	We also wish to be able to exclude the subscription rights of the shareholders in order to permit exploitation of fractional amounts in issues for which shareholders have subscription rights in principle. It is reasonable and customary to exclude the subscription rights of the shareholders in relation to fractional amounts, as the costs of trading subscription rights relating to fractional amounts are not at all proportionate to the benefits for the shareholders. The fact that the exclusion is limited to fractional amounts means that the potential dilution effect is negligible.

•	The Management Board may also exclude the subscription rights of the shareholders insofar as such action is necessary in order to grant holders of option or conversion rights from bonds with warrants and convertible bonds that have already been or will in future be issued by the Company or its subordinated group companies subscription rights to the bonds in the extent to which they would be entitled after exercise of their rights or after fulfillment of any conversion obligations. This is intended to give the Company the ability to offer the holders of such bonds, which usually have a mechanism to protect against dilution in the case of capital measures, for example, proper compensation without having to adjust the option or conversion price. Excluding the subscription rights of the shareholders in this instance thus ultimately serves to simplify the process of issuing and marketing bonds and is therefore very much in the interests of the Company and its shareholders.
Information relating to Item 7 on the Agenda
Item 7 on the Agenda involves the holding of elections to the Supervisory Board. We make the following disclosures concerning the candidates (shareholder representatives) proposed for the election in accordance with Section 125 (1) sentence 5 of the German Stock Corporation Act (Aktiengesetz):
1.	Mr. Hans-Ulrich Holdenried currently holds no other mandates.

2.	Prof. Dr. Renate Köcher currently holds the following other mandates:

Memberships of Supervisory Boards whose existence is required by law:

Allianz SE, Munich MAN SE, Munich Bayerische Motoren Werke Aktiengesellschaft, Munich

3.	Dr. Manfred Puffer currently holds no other mandates.

4.	Prof. Dr. Doris Schmitt-Landsiedel currently holds no other mandates.

5.	Dr. Eckart Sünner currently holds the following other mandates:

Memberships of Supervisory Boards whose existence is required by law:

K+S Aktiengesellschaft, Kassel

6.	Prof. Dr.-Ing. Dr.-Ing. h.c. Klaus Wucherer currently holds the following other mandates:

Memberships of Supervisory Boards whose existence is required by law:

LEONI AG, Nuremberg SAP AG, Walldorf Dürr Aktiengesellschaft, Stuttgart
Total number of shares and voting rights
The share capital of the Company in the amount of EUR 2,173,484,170.00 is divided into 1,086,742,085 no par value shares at the time of the calling of the Annual General Meeting. Each no par value share carries one vote, so at the time of the calling of the Annual General Meeting there are 1,086,742,085 voting rights. The Company holds no own shares. There are no shares of other types. The number of voting rights may change in the period prior to the Annual General Meeting.
Necessary conditions for participation in the Annual General Meeting and exercise of voting rights, including via proxies and shareholders’ associations
1.	All shareholders who are entered in the Company’s stock register and have notified their intention to attend the Annual General Meeting by no later than the end of February 4, 2010 are entitled to participate in the Annual General Meeting and to exercise their voting rights pursuant to Section 14 of the Articles of Association. Participation and voting rights are based on the shareholding entered in the stock register on the day of the Annual General Meeting. Please be aware that for procedural reasons, no transfer entries can be made in the stock register between February 9, 2010 and the day of the Annual General Meeting inclusive.

Notices of attendance may be submitted in text form
•	to the following address Infineon Hauptversammlung 2010 81056 München Germany,

or to fax number +49 (0)89 234 955 0153

or to the following e-mail address hv2010@infineon.com
or
•	by visiting the following website www.infineon.com/agm
You will need a personal access code, which is sent to you with the Annual General Meeting documents, in order to use the electronic option to notify your attendance at www.infineon.com/agm. If you have already registered for electronic delivery of the General Meeting documents, please use the personal access code you have already chosen.

2.	Shareholders who are entered in the Company’s stock register may exercise their voting rights themselves or appoint a willing proxy, for example a bank or a shareholders’ association, to exercise their voting rights at the Annual General Meeting. Attendance has to be notified on time even if a proxy is to be used (please refer to the section entitled “Voting procedure” for details of how to appoint a proxy and vote).
If you intend to participate in the Annual General Meeting either in person or through a proxy, please notify your attendance as soon as possible so as to facilitate the organization of the meeting.
Notifying your attendance at the Annual General Meeting will not result in your shares being blocked, so you can continue to make use of your shares without restriction even after you have notified your attendance.
Voting procedure
Once you have properly notified your attendance you may attend the Annual General Meeting in person and exercise your right to vote yourself.
Shareholders who wish to exercise their right to vote at the Annual General Meeting through a proxy rather than attending themselves must ensure that they grant their intended proxy a proper power of attorney. Shareholders wishing to use a proxy must consider the following:
1.	If neither a bank nor a shareholders’ association nor another person or institution equivalent thereto in accordance with Section 135 (8) and (10) of the German Stock Corporation Act (Aktiengesetz) is named as a proxy, the power of attorney must be granted either
i)	in text form or electronically via the Internet vis-à-vis Infineon Technologies AG using one of the addresses listed above for registration or

ii)	in text form directly vis-à-vis the proxy.
The same provisions apply if a shareholder wishes to revoke the power of attorney.

The power of attorney can be granted in text form using the power of attorney form included in the attendance form or the power of attorney cards in the voting card pack or by any other formally acceptable method. There is also a universal power of attorney form available to download from our website at www.infineon.com/agm. We will be happy to send you this form free of charge on request.

If they so wish, shareholders and/or their proxies may send verification of the power of attorney in text form to the Company using one of the addresses listed above for registration.

2.	The pertinent statutory provisions, in particular Section 135 of the German Stock Corporation Act (Aktiengesetz), apply when granting a power of attorney to banks, shareholders’ associations and other persons or institutions equivalent thereto in accordance with Section 135 (8) and (10) of the German Stock Corporation Act (Aktiengesetz) and when revoking or verifying such a power of attorney. Please also note any rules imposed in this respect by the banks, shareholders’ associations and other persons or institutions concerned.

3.	Shareholders can also opt to be represented at the Annual General Meeting by Company employees selected by Infineon (“employee proxies”). Employee proxies must be issued explicit instructions on how the voting right is to be used for each item on the Agenda. Employee proxies are bound to vote in accordance with the instructions issued to them. Employee proxies can be granted a power of attorney and issued with instructions either in text form or via the Internet using one of the addresses listed above for the notice of attendance.

Powers of attorney and instructions issued to the Company’s employee proxies may still be amended or revoked using one of the addresses listed for the notice of attendance
i)	in writing until February 10, 2010,

ii)	in an alternative text form until February 11, 2010, 12.00 Central European Time or

iii)	via the Internet until the end of the general debate at the Annual General Meeting.
The admissibility of such amendments or revocations will be determined in every case on the basis of the date and time of their receipt by Infineon.

Please note that employee proxies will not accept instructions to speak, to submit objections to Annual General Meeting resolutions or to ask questions or introduce proposals and that they are not available to vote on proposals in respect of which the Management Board and/or Supervisory Board has/have not published its/their own proposals either in the present document giving notice of the Annual General Meeting or in subsequent documents.

4.	If the shareholder grants a power of attorney to more than one person, the Company may reject one or more of these people in accordance with Section 134 (3) sentence 2 of the German Stock Corporation Act (Aktiengesetz).

5.	If a bank is entered in the stock register as the holder of shares that is does not own, it may not exercise voting rights in relation to these shares unless authorized to do so.

Rights of shareholders
The rights of shareholders prior to and during the Annual General Meeting include the following (further details of shareholder rights may also be found on the Internet at www.infineon.com/agm):
1.	Additions to the Agenda

Section 122 (2) of the German Stock Corporation Act (Aktiengesetz) entitles shareholders whose share holdings amount in aggregate to one twentieth of the share capital (equal to EUR 108,674,209) or reach the nominal amount of EUR 500,000 to demand that items be added to the Agenda and announced. Each new item must be accompanied by an argument in its favor or a proposed resolution. The demand must be submitted to the Management Board of the Company in writing and must be received by the Company at least 30 days prior to the meeting, that is to say by no later than midnight Central European Time on January 11, 2010. According to Section 122 (2), (1) in conjunction with Section 142 (2) sentence 2 of the German Stock Corporation Act (Aktiengesetz), the shareholders concerned must verify that they have owned the shares at least since 0.00 am Central European Time on November 11, 2009.

2.	Counterproposals; proposal of candidates for elections

Section 126 (1) of the German Stock Corporation Act (Aktiengesetz) entitles every shareholder to submit counterproposals in response to the resolutions proposed on the items on the Agenda. If the counterproposals are to be made available by the Company, they must be directed to the following address at least 14 days prior to the meeting, that is to say by no later than midnight Central European Time on January 27, 2010:

Infineon Technologies AG Investor Relations Am Campeon 1-12 85579 Neubiberg Germany (fax: +49 (0)89 234 955 0153) E-mail: hv2010@infineon.com

Counterproposals sent to other addresses will not be made available.

Subject to Section 126 (2) and (3) of the German Stock Corporation Act (Aktiengesetz), we will publish shareholder counterproposals that are to be made available on the Internet at www.infineon.com/agm together with the name of the shareholder, the argument in favor of the counterproposal and any observations of the administration in relation to the counterproposal.

Pursuant to Section 127 of the German Stock Corporation Act (Aktiengesetz), these regulations also apply as appropriate to shareholder proposals in respect of candidates for Supervisory Board elections and the selection of the auditor, although such proposals need not be accompanied by an argument in favor. Section 126 (2) of the German Stock Corporation Act (Aktiengesetz) defines a number of grounds that exempt the Management Board from any duty to make available the proposal of a candidate for an election. Other grounds include the omission of the candidate’s name, practiced profession and place of residence. A shareholder proposal in respect of candidates for Supervisory Board elections that omits to enclose details of the proposed Supervisory Board candidate’s membership of other Supervisory Boards whose existence is required by law as defined in Section 125 (1) sentence 5 of the German Stock Corporation Act (Aktiengesetz) need similarly not be made available.

3.	Right to information

Section 131 (1) of the German Stock Corporation Act (Aktiengesetz) affords every shareholder the right to receive information about the affairs of the Company from the Management Board on request in the General Meeting insofar as this information is necessary in order to assess an item on the Agenda properly and no right to refuse information applies. The Management Board’s duty to disclose information also extends to the legal and commercial relationships between Infineon Technologies AG and the companies affiliated with it. This duty to disclose information additionally encompasses the position of the Infineon Group and the companies included in the Infineon consolidated financial statements.
Information and documents for the Annual General Meeting
The information and documents indicated in Section 124a of the German Stock Corporation Act (Aktiengesetz) may be viewed on the Internet at www.infineon.com/agm, from where they can also be downloaded if required. All of the documents that are required by law to be made available to the General Meeting will be available for inspection at the Annual General Meeting. The following also applies in respect of the documents made available in connection with specific items on the Agenda:
Concerning Item 6 on the Agenda: The principal features of the Stock Option Plan 2006 agreed by the Annual General Meeting of February 16, 2006 in relation to Item 6 on the Agenda may be inspected as part of the notarial transcript of the Annual General Meeting at the Munich Local Court (commercial register). They are also available, as part of the documents giving notice of the 2006 Annual General Meeting, from the corresponding area of the Company’s website and at www.infineon.com/agm, from where they can also be downloaded. They will in addition be available for inspection at the Annual General Meeting.
Concerning Item 9 on the Agenda: The terms of the convertible bond issued in May 2009 are available at www.infineon.com/agm, from where they can also be downloaded. They will in addition be available for inspection at the Annual General Meeting.
Holders of American Depositary Shares (ADS) will receive the information they need for the Annual General Meeting directly from Deutsche Bank (Depositary).

Broadcasting of the Annual General Meeting
Provided that the Chairperson of the Annual General Meeting permits the proceedings to be transmitted, all interested parties will be able to follow the speeches of the Chairman of the Supervisory Board and the Management Board at the start of the meeting on the Internet at http://www.infineon.com/agm; all shareholders will also be able to follow the subsequent general debate using their access code. The Chairperson of the Annual General Meeting also has the authority to grant or refuse representatives of the press and media the right to record or broadcast the Annual General Meeting.
The document giving notice of the Annual General Meeting was published in the electronic version of the German Federal Gazette on December 30, 2009 and was passed to media outlets on the same day for publication in the European Union as indicated in Section 121 (4a) of the German Stock Corporation Act (Aktiengesetz).
Best regards
Infineon Technologies AG
The Management Board

Infineon Technologies AG
Chairman of the Supervisory Board: Max Dietrich Kley
Management Board: Peter Bauer (CEO), Prof. Dr. Hermann Eul,
Dr. Reinhard Ploss, Dr. Marco Schröter
Registered Office: Neubiberg
Commercial Register: Amtsgericht München HRB 126492

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: January 4, 2010	By:	/s/ Peter Bauer
Peter Bauer
Member of the Management Board and Chief Executive Officer

	By:	/s/ Dr. Marco Schröter
Dr. Marco Schröter
Member of the Management Board and Chief Financial Officer